Harrison, Vickers and Waterman Inc.

11231 U.S. Highway 1, #201

North Palm Beach, Florida 33408

April 11, 2016

Mr. Jim Allegretto	VIA EDGAR
Senior Assistant Chief Accountant	CORRESPODENCE

Office of Consumer Products
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Harrison, Vickers and Waterman Inc.

Form 10-K for the Fiscal Year Ended June 30, 2015

Filed September 15, 2015

Form 8-K

Filed April 27, 2015

Response Dated March 15, 2016

File No. 333-162072

Dear Mr. Allegretto:

This letter sets forth a partial response of Harrison, Vickers and Waterman Inc. (“HVW” or the “Company”) to the Staff’s comment letter dated March 15, 2016 as well as a request for an extension of ten (10) business days to allow our independent auditing firm the requested time to complete the audit of the pro-forma financial statements. If the responses below as well as the audited financial statements to be submitted satisfactorily address the comments, we will move forward to complete Amendment 1 to the Form 10-K that was previously filed on September 15, 2015 as well as to complete Amendment 1 to the Form 8-K that was previously filed on April 27, 2015.

Comment Letter Dated March 15, 2016

Form 10-K for the Fiscal Year Ended June 30, 2015

Report of Independent Public Accounting Firm, page F-2

1. We note your response to comment 1 and your proposal to address the language in the third paragraph. Your response did not address the language in the first paragraph which indicates only the June 30, 2015 financial statements were audited. Please additionally note that the required financial statements presented in your Form 10-K must be audited for all periods presented, June 30, 2015 and June 30, 2014. Please amend your Form 10-K to include audit reports covering the required periods.

Response:

Your comment is correct as we used a different auditing firm for the fiscal year that ended June 30, 2014. We will request a consent from the previous auditing firm to include their opinion letter for the June 30, 2015 results. We propose to add this opinion letter in amendment 1 to the Form 10-K ended June 30, 2015 as soon as you approve these responses.

Note 1 – Organization and Operations, page F-7

2. We note your response to comment 3, specifically the third bullet, that the acquisition was accounted for as a reverse merger (recapitalization) with ABH deemed to the accounting acquirer and the Company deemed to be the legal acquirer. The accounting that should result from a “reverse” recapitalization is that ABH would be reported at its predecessor carrying value for all periods presented as if it were the reporting company and the Company’s book value would be treated as an equity transaction in the financial statements of ABH. HVW’s prior operations would not be presented. In addition, no goodwill would result from the transaction. It does not appear this was the accounting you employed. It appears you accounted for the acquisition of ABH as a “forward” acquisition and recorded it at fair value at the date the acquisition closed with results of ABH brought forward from that date. If our understanding is correct, based on your representation mentioned above, we do not concur with your accounting and presentation hence you should revise your statements to reflect the correct accounting for a reverse recapitalization in an amendment to your Form 10-K.

Response:

In regards to point 2, we are correcting our previous response. We have deemed the acquisition to be a business combination between two entities, Harrison, Vickers and Waterman, Inc. (HVW) and Attitude Beer Holding Co. (ABH) and as such is a forward acquisition. We respectfully submit to the Staff that this is the appropriate accounting, and we believe HVW is both the legal and accounting acquirer in accordance with ASC “Topic 805”’, “Business Combinations”. As such, the Company’s consolidated financial statements for the year ended June 30, 2015include the operating results for ABH for the period from April 21, 2015 (date of acquisition) through June 30, 2015. We believe this to be the case because the majority of factors based on the qualitative analysis of the considerations in ASC 805 indicate that HVW is the acquirer in the business combination with ABH. These factors are as follows:

Ownership – When taking into account the complete conversion of securities by those who financed the company, they own the majority of the economic interest of the Company even though they are prohibited contractually from owning more than 9.9% at any given time. In a typical reverse merger, the legally acquired company owns the majority of the stock.

Board membership- None of the independent Board Members are from ABH.

Financing – Concomitant with the closing, as reported in our Form 8-K filing of April 27, 2015, there was substantial debt and equity stakes taken in the company by investors who were previously investors in the Company and are unaffiliated with ABH.

As such, we respectfully submit to the Staff that the accounting of this transaction is appropriate.

3. We note your response to comment 3, specifically the fifth bullet where you provided the balance sheet of ABH. If you accounted for the acquisition as reverse merger (recapitalization), please explain how this presentation is compliant with the disclosure requirements of ASC 805-20-50-1 which addresses the disclosure requirements of the accounting acquirer (ABH) pertaining to the accounting acquire (HVW).

Response:

We believe the accounting for the acquisition as a forward acquisition as stated in answer 2 above is appropriate. Therefore, we listed the fair values of the financial assets and liabilities of the acquired company. We felt this is the appropriate accounting treatment in addition to adding audited statements of the acquired entity.

Form 8-K filed April 27, 2015

4 .Based on your response to comment 5, it does not appear you intend to provide financial statements for ABH as required by Item 9.01(a) of Form 8-K. In accordance with the requirements, the financial statements of ABH were required no later than 71 calendar days after the 8-K was filed or July 13, 2015. As of such date, the required financials of ABH had not been filed and are considered delinquent. Assuming ABH is a smaller reporting company, the periods required are governed by Rule 8-04(b)of Regulation S-X and must include the two most recent fiscal years (audited) and any interim periods specified in Rule 8-03 of Regulation S-X. The subsequent filing of the June 30, 2015 balance sheets after the acquisition and after the 71 day requirement does not relieve you from having to comply with the stated initial requirement. Additionally we note your response did not address your intent with respect to providing an income statement, statements of cash flows or statement of stockholders’ equity, all of which are required by the above Item. With regards to the pro forma information required by Item 9.01(b) of Form 8-K, we note you intend to include June 30, 2015, historical balance sheets, including HVW that appear to already reflect the acquisition of ABH. The purpose of the pro forma financial information is to show how the acquisition of ABH would have affected the historical financials had it been consummated prior to its inclusion in the June 30, 2015 balance sheet. We also note your response did not address whether you will provide a pro forma income statement. Pro forma financial information is governed by Article 11 of Regulation S-X and should be in columnar form showing condensed historical statements, pro forma adjustments, pro forma results and accompanying explanatory notes. We believe the periods required are a pro forma balance sheet as of March 31, 2015 with adjustments showing the impact of the acquisition and the pro forma results and pro forma statements of income for the periods as required by Article 11-02(c). Please file the required Item 9.01 financial statements and pro forma information required as stated above.

Response:

Due to its busiest time of the year, our independent auditing firm has asked for additional time to complete the needed auditing requirements for these financial statements. As such, we request another ten (10) business days for our auditors to complete their work. At that time, we will include the audited Balance Sheet, State of Operations, Statement of Cash Flows and Statement of Stockholders’ Deficit for Attitude Beer Holding Co. which will serve as the required Pro-forma Financial Statements as of the acquisition date of April 21, 2015 as amendment 1 to the April 27, 2015 Form 8-K as soon as your approval is received. Please note there are no prior year financial statements as Attitude Beer Holding Co. was formed in December 2014. No interim financials are required as after April 21, 2015, the next set of filed financials was for the audited fiscal year end results that ended June 30, 2015.

We also acknowledge that:

- The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any more questions or require any further information, please call the undersigned at 561-227-2727 or email me at tommy@attitudedrinks.com.

Harrison, Vickers and Waterman Inc.

By: /s/ Tommy E. Kee

Name: Tommy E. Kee

Title: Chief Financial Officer and Principal Accounting Officer